                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C. 20549

                      ---------------------------------

                                  FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [Fee Required]

For the fiscal year ended December 31, 1995

                                      OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]


                         Commission file number 33-6369

                           PEOPLES ENERGY CORPORATION
                       EMPLOYE CAPITAL ACCUMULATION PLAN
                                      AND
                           PEOPLES ENERGY CORPORATION
                              EMPLOYE THRIFT PLAN


                           (Full title of the plan)



                          Peoples Energy Corporation
                           130 East Randolph Drive
                           Chicago, Illinois 60601


(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                 PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL

                        ACCUMULATION AND THRIFT TRUST

                           AND PARTICIPATING PLANS



                             REPORT ON AUDITS OF

                             FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 1995 AND 1994

                              TABLE OF CONTENTS

                                                                           Page
                                                                           ----
INDEPENDENT AUDITOR'S REPORT............................................     1

FINANCIAL STATEMENTS

     Statements of Net Assets Held in Trust.............................     3
     Statement of Changes in Net Assets Held in Trust
            for the Peoples Energy Corporation Employee
            Capital Accumulation and Thrift Trust for the
            Year Ended December 31, 1995................................     4
     Statement of Changes in Net Assets Held in Trust
            for the Peoples Energy Corporation Employee
            Capital Accumulation and Thrift Trust for the
            Year Ended December 31, 1994................................     5
     Notes to Financial Statements......................................     6


SUPPLEMENTAL SCHEDULES

     Schedule of Assets Held for Investment,
      December 31, 1995.................................................    10
     Schedule of Assets Held for Investment,
      December 31, 1994.................................................    11
     Schedule of Reportable Transactions, Year Ended
      December 31, 1995.................................................    12
     Schedule of Reportable Transactions, Year Ended
      December 31, 1994.................................................    13

SUPPLEMENTAL FINANCIAL STATEMENTS

     Peoples Energy Corporation Employee Capital Accumulation Plan
      Statements of Net Assets Available for Plan Benefits..............    15
     Statements of Changes in Net Assets Available for
      Plan Benefits.....................................................    16
     Notes to Financial Statements.......................................    17

     Peoples Energy Corporation Employee Thrift Plan
      Statements of Net Assets Available for Plan Benefits..............    20
      Statements of Changes in Net Assets Available for Plan
        Benefits........................................................    21
      Notes to Financial Statements.....................................    22

                                     [LOGO]
                             ODELL HICKS & COMPANY
                          CERTIFIED PUBLIC ACCOUNTANTS


                          INDEPENDENT AUDITOR'S REPORTS




Retirement and Benefit
  Plans Committee
PEOPLES ENERGY CORPORATION
Chicago, Illinois


     We have audited the accompanying statements of net assets held in trust of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and the statements of net assets available for plan benefits of the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan, as of December 31, 1995 and 1994, and the related statements of changes in net assets held in trust and changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets held in trust of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and the statements of net assets available for plan benefits of the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan, as of December 31, 1995 and 1994, and the statements of changes in net assets held in trust and changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.



      180 North Stetson Suite 820 Chicago, Illinois 60601 312-861-0113

                                     [LOGO]
                             ODELL HICKS & COMPANY




     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investments and reportable transactions for the years ended December 31, 1995 and 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                     /s/ Odell Hicks & Company
                                         ODELL HICKS & COMPANY

March 18, 1996

                               PEOPLES ENERGY CORPORATION

                     EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST

                          STATEMENTS OF NET ASSETS HELD IN TRUST

                               DECEMBER 31, 1995 AND 1994


                                                           1995           1994
                                                       ------------   ------------
ASSETS

  Cash                                                 $        158   $     42,121
  Accounts Receivable:
    Accrued interest and dividends                        1,254,812      1,370,447
  Investments at quoted market value                    185,186,022    165,258,589
                                                       ------------   ------------
    Total Assets                                       186,440,992    166,671,157
                                                       ------------   ------------


LIABILITIES

  Plan benefits and employee withdrawals
    payable                                            $ 56,196,649   $ 52,949,045
  Forfeitures - Note 2                                        3,328          2,086
  Cash Due to/(From) Brokers                                     --        232,509
                                                       ------------   ------------

     Total Liabilities                                   56,199,977     53,183,640
                                                       ------------   ------------

NET ASSETS HELD IN TRUST                               $130,241,015   $113,487,517
                                                       ------------   ------------
                                                       ------------   ------------

NET ASSETS HELD FOR ACCOUNT OF:

  Peoples Energy Corporation Employee
    Capital Accumulation Plan                          $ 88,264,330   $ 75,291,260

  Peoples Energy Corporation Employee
    Thrift Plan                                          41,976,685     38,196,257
                                                       ------------   ------------
                                                       $130,241,015   $113,487,517
                                                       ------------   ------------
                                                       ------------   ------------

     The accompanying notes are an integral part of these financial statements.

                          PEOPLES ENERGY CORPORATION
               EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
              STATEMENT OF CHANGES IN NET ASSETS HELD IN TRUST
                 FOR THE PLAN YEAR ENDED DECEMBER 31, 1995

                                                                    PEOPLES
                                        SHORT TERM     S&P 500      ENERGY
                                           BOND        EQUITY       STOCK        BOND      BALANCED
                             TOTAL         FUND         FUND         FUND        FUND        FUND
                         ------------  -----------  -----------  -----------  ----------  ----------
ADDITIONS
Contributions:
 Employee Contributions  $  7,034,526  $ 3,343,514  $ 1,822,801  $ 1,269,985  $  362,941  $   33,478
 Employer Contributions     2,830,513    1,396,300      680,780      533,301     160,445      10,118
                         ------------  -----------  -----------  -----------  ----------  ----------
   Total                    9,865,039    4,739,814    2,503,581    1,803,286     523,386      43,596
                         ------------  -----------  -----------  -----------  ----------  ----------
Income From Investments:
 Dividend Income            2,540,268            -      849,936    1,657,443           -       8,359
 Interest Income            7,703,970    6,894,151       29,290       20,516     712,973      18,815
                         ------------  -----------  -----------  -----------  ----------  ----------
   Total                   10,244,238    6,894,151      879,226    1,677,959     712,973      27,174
                         ------------  -----------  -----------  -----------  ----------  ----------
Net Gain (Loss):
 Net unrealized
  appreciation
  (Depreciation)           16,319,416    2,327,911    8,330,837    4,327,926   1,042,687      86,606
 Net Realized Gains         2,004,611      130,543    1,139,657      705,580      21,022       7,809
                         ------------  -----------  -----------  -----------  ----------  ----------
  Total                    18,324,027    2,458,454    9,470,494    5,033,506   1,063,709      94,415
                         ------------  -----------  -----------  -----------  ----------  ----------
   TOTAL ADDITIONS         38,433,304   14,092,419   12,853,301    8,514,751   2,300,068     165,185
                         ------------  -----------  -----------  -----------  ----------  ----------

DEDUCTIONS

Withdrawals                21,679,806   10,489,045    4,156,585    3,378,261   1,458,920     822,601

Net Increase (Decrease)
  in Assets                16,753,498    3,603,374    8,696,716    5,136,490     841,149    (657,416)

Net Assets Beginning
 of Year                  113,487,517   65,457,506   22,353,029   18,497,575   7,179,407           -

Inter-Fund Transfers                -   (9,899,966)  (1,249,221)  (1,853,571)    359,070   3,371,469
                         ------------  -----------  -----------  -----------  ----------  ----------

NET ASSETS -
 END OF YEAR             $130,241,015  $59,160,914  $29,800,524  $21,780,494  $8,379,626  $2,714,053
                         ------------  -----------  -----------  -----------  ----------  ----------
                         ------------  -----------  -----------  -----------  ----------  ----------


                                                   S&P 500                S&P 500
                         SMALL CAP                 GROWTH     FOREIGN     VALUE
                           EQUITY      MONEY       EQUITY      EQUITY     EQUITY
                            FUND       MARKET       FUND        FUND       FUND
                         ----------  ----------  ----------  ----------  --------
ADDITIONS
Contributions:
 Employee Contributions  $   34,801  $  106,851  $   28,091  $   15,206  $ 16,858
 Employer Contributions      14,136      11,285       5,921      12,857     5,370
                         ----------  ----------  ----------  ----------  --------
   Total                     48,937     118,136      34,012      28,063    22,228
                         ----------  ----------  ----------  ----------  --------
Income From Investments:
 Dividend Income              8,922           -       6,984       3,620     5,004
 Interest Income                800      26,017         645         369       394
                         ----------  ----------  ----------  ----------  --------
   Total                      9,722      26,017       7,629       3,989     5,398
                         ----------  ----------  ----------  ----------  --------
Net Gain (Loss):
 Net unrealized
  appreciation
  (Depreciation)             50,958           -      72,920      37,473    42,098
 Net Realized Gains               -           -           -           -         -
                         ----------  ----------  ----------  ----------  --------
  Total                      50,958           -      72,920      37,473    42,098
                         ----------  ----------  ----------  ----------  --------
   TOTAL ADDITIONS          109,617     144,153     114,561      69,525    69,724
                         ----------  ----------  ----------  ----------  --------

DEDUCTIONS

Withdrawals                 257,660     635,278     209,800     183,644    88,012

Net Increase (Decrease)
  in Assets                (148,043)   (491,125)    (95,239)   (144,119)  (18,289)

Net Assets Beginning
 of Year                          -           -          -            -         -

Inter-Fund Transfers      2,557,998   2,553,966  2,078,512    1,131,133   950,610
                         ----------  ----------  ---------  -----------  --------

NET ASSETS -
 END OF YEAR             $2,409,955  $2,062,841 $1,983,273   $1,017,014  $932,321
                         ----------  ----------  ---------  -----------  --------
                         ----------  ----------  ---------  -----------  --------

  The accompanying notes are an integral part of these financial statements.

                         PEOPLES ENERGY CORPORATION
               EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
              STATEMENT OF CHANGES IN NET ASSETS HELD IN TRUST
                 FOR THE PLAN YEAR ENDED DECEMBER 31, 1994

                                                                                 PEOPLES
                                                   INTEREST                      ENERGY
                                                    INCOME          EQUITY       STOCK          BOND
                                       TOTAL         FUND            FUND         FUND          FUND
                                   ------------   -----------   -----------   -----------   ----------
ADDITIONS

 Contributions:

  Employee contributions           $  6,988,991   $ 3,526,426   $ 1,728,356   $ 1,367,599   $  366,610
  Employer contributions              2,824,681     1,465,370       634,860       566,125      158,326
                                   ------------   -----------   -----------   -----------   ----------
                                      9,813,672     4,991,796     2,363,216     1,933,724      524,936
                                   ------------   -----------   -----------   -----------   ----------
 Income From Investments:

  Dividend income                     2,362,379             -       759,355     1,603,024            -
  Interest income                     7,920,974     7,208,921        15,003        12,984      684,066
                                   ------------   -----------   -----------   -----------   ----------
                                     10,283,353     7,208,921       774,358     1,616,008      684,066
                                   ------------   -----------   -----------   -----------   ----------
 Net Gain (Loss):

  Net unrealized appreciation
  (depreciation)                     (7,693,711)   (1,603,670)     (424,437)   (4,591,732)  (1,073,872)
  Net realized gain (loss)              592,870      (153,529)       53,161       663,256       29,982
                                   ------------   -----------   -----------   -----------   ----------
                                     (7,100,841)   (1,757,199)     (371,276)   (3,928,476)  (1,043,890)
                                   ------------   -----------   -----------   -----------   ----------
     Total Additions                 12,996,184    10,443,518     2,766,298      (378,744)     165,112
                                   ------------   -----------   -----------   -----------   ----------

DEDUCTIONS

 Withdrawals                         17,618,725    10,931,157     2,375,460     3,814,989      497,119
                                   ------------   -----------   -----------   -----------   ----------
 Net increase (decrease)
  in assets                          (4,622,541)     (487,639)      390,838    (4,193,733)    (332,007)
 Net assets beginning of year       118,110,058    68,302,179    20,490,964    21,240,053    8,076,862
 Interfund transfers                          -    (2,357,033)    1,471,227     1,451,256     (565,450)
                                   ------------   -----------   -----------   -----------   ----------

   Net assets - end of year        $113,487,517   $65,457,507   $22,353,029   $18,497,576   $7,179,405
                                   ------------   -----------   -----------   -----------   ----------
                                   ------------   -----------   -----------   -----------   ----------




  The accompanying notes are an integral part of these financial statements.

                PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
                     ACCUMULATION AND THRIFT TRUST
                     NOTES TO FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 1995 AND 1994


NOTE 1 - PLAN INFORMATION

     ESTABLISHMENT OF THE TRUST

          Peoples Energy Corporation, the Peoples Energy Corporation Retirement and Benefit Plans Committee, and American National Bank and Trust Company of Chicago (the Trustee) entered into an agreement as of January 1, 1977, to establish the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust to accumulate contributions and income thereon to be used to provide benefits under the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan (the Plans). Participating companies are Peoples Energy Corporation, The Peoples Gas Light and Coke Company and North Shore Gas Company.

     TAX STATUS

          Applications for determination letters were filed with the Internal Revenue Service on December 30, 1994 for both Plans. All amendments to the Plans since the determination letter received on December 18, 1985 through the amendment approved on November 29, 1994 were included in the filing.

          A favorable determination letter with respect to the Capital Accumulation Plan was received dated January 8, 1996. The determination letter for the Thrift Plan is pending.

          Notwithstanding the pending determination letter, the Company believes that both plans, as currently designed and operated, are in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As a result, the Plans remain "qualified" and the Trust continues to be tax-exempt as of the date of this report.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the Trustee's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

     BASIS OF ACCOUNTING

          The accompanying statements were prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

               PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
                     ACCUMULATION AND THRIFT TRUST
                     NOTES TO FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1995 AND 1994


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd)

     VALUATION OF INVESTMENTS

          Investments are included in the accompanying statements of net assets at fair market value. Securities traded on security exchanges are valued at the last sales price on the day of valuation or, in the absence of any sales, at the average of the bid and ask prices on the day of valuation, except for such securities included in the ANB Investment Management and Trust Company Multiple Fund Investment Trust for Employee Benefit Plans which are valued at the bid price on the day of valuation. Short-term credit investments (corporate notes) are valued at cost which approximates market.

     INVESTMENT TRANSACTIONS AND INVESTMENT INCOME

          Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded as earned on an accrual basis. At the time the investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss in the financial statements. The unrealized appreciation or depreciation of investments held represents the change in the market value of the investments from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year.

     FORFEITURE OF EMPLOYER CONTRIBUTION

          Upon a participant's termination of service before age 55 for a reason other than retirement, death or total disability, a portion of the employer contribution account credited to a participant will be distributed in an amount equal to their vested percentage, based on the participation periods completed. The balance will be forfeited and applied against future employer contributions. If the participant is re-employed before incurring 5 consecutive one-year breaks in service, and elects to again become an active participant, the amount of the forfeiture shall be recredited to the employer contribution account, provided that within 5 years of reemployment the participant restores to his regular contribution account and to the employer contribution account the amount of the distribution received as a result of the prior termination of service.

                PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
                      ACCUMULATION AND THRIFT TRUST
                      NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd)

     INVESTMENTS:

          Investments in securities and the net appreciation
          (depreciation), which includes realized as well as unrealized gains or losses at December 31, consisted of the following:

                                                               1995                           1994
                                                   -----------------------------    ----------------------------
                                                                       NET                               NET
                                                                    CHANGE IN                         CHANGE IN
                                                                   APPRECIATION                      APPRECIATION
                                                       MARKET     (DEPRECIATION)       MARKET       (DEPRECIATION)
                                                   ------------   --------------     ------------   --------------
ANB INVESTMENT MANAGEMENT COMPANY:

  ANB Multiple Bond Index Fund A                   $ 12,532,047     $ 1,089,721      $  9,228,165     $(1,043,890)
  ANB Multiple S&P 500 Equity Index Fund             36,613,630       9,470,494        27,529,100        (371,276)
  ANB Multiple Short-Term Investment Fund             5,366,200            -            3,535,300           -
  ANB Multiple U.S. MarketCap Equity Index Fund       1,644,542          68,403             -               -
  ANB Multiple Growth-Tilt Equity Index Fund          1,784,404          72,920             -               -
  ANB Multiple Value-Tilt Equity Index Fund             946,093          42,098             -               -
  ANB Multiple SmallCap Equity Index Fund             2,371,029          50,958             -               -
  ANB Multiple InterCap Equity Index Fund             1,088,201          37,473             -               -

PEOPLES ENERGY CORPORATION STOCK*                    28,094,400       5,033,506        24,201,753      (3,928,476)

PROVIDENT NATIONAL ASSURANCE COMPANY
 Group Annuity Contract #027-05042                    4,599,734            -            4,247,604           -

CNA LIFE INSURANCE COMPANY
 Group Annuity Contract #GA-12534                         -                -            8,534,251           -
 Group Annuity Contract #GA-12689                    21,614,338            -           19,900,925           -

HARTFORD LIFE INSURANCE COMPANY
 Group Annuity Contract #GA-8938                          -                -           15,023,146           -

DREYFUS MANAGED ASSETS                               68,531,404       2,458,454        53,058,345      (1,757,199)
                                                   ------------   -------------      ------------   --------------
  Total Investments                                $185,186,022     $18,324,027      $165,258,589     $(7,100,841)
                                                   ------------   -------------      ------------   --------------
                                                   ------------   -------------      ------------   --------------

                        * Party-In-Interest Transactions

                            SUPPLEMENTAL SCHEDULES

                                                                     SCHEDULE I

                 PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
                       ACCUMULATION AND THRIFT TRUST
                  SCHEDULE OF ASSETS HELD FOR INVESTMENT
                           DECEMBER 31, 1995

                                                            COST/
 QUANTITY/                                                 CARRYING       CURRENT
 FACE VALUE                                                 VALUE          VALUE
-----------                                              ------------   ------------
               COLLECTIVE INVESTMENT FUNDS

               AMERICAN NATIONAL BANK & TRUST CO OF CHICAGO

      53,662   ANB Multiple Short-Term Investment Fund      $ 5,366,200    $ 5,366,200
     460,566   ANB Multiple Bond Index Fund A                11,570,643     12,532,047
     149,008   ANB Multiple US MarketCap Equity Index Fund    1,579,894      1,644,542
     186,856   ANB Mutliple S&P 500 Index Fund               17,627,705     36,613,630
     123,384   ANB Multiple Growth-Tilt Equity Index Fund     1,711,484      1,784,404
      58,951   ANB Multiple Value-Tilt Equity Index Fund        903,995        946,093
      26,595   ANB Multiple SmallCap Equity Index Fund        2,320,071      2,371,029
      12,322   ANB Multiple InterCap Equity Index Fund        1,050,728      1,088,202

               GUARANTEED INVESTMENT CONTRACTS

               CNA INSURANCE COMPANY

 $21,614,337   Guaranteed Investment Contract #GA-12689      21,614,337     21,614,337

               PROVIDENT NATIONAL ASSURANCE COMPANY

  $4,599,734   Guaranteed Investment Contract #027-5042       4,599,734      4,599,734

               OTHER

 $68,336,023   DREYFUS MANAGED ASSETS
                 U.S. Government Bonds                       42,865,357     43,220,259
                 Corporate Debt Securities                   24,920,144     25,311,145

               PARTY-IN-INTEREST

     884,863   PEOPLES ENERGY CORPORATION COMMON STOCK       18,883,636     28,094,400
                                                           ------------   ------------
                  TOTAL ASSETS HELD FOR INVESTMENT         $155,013,928   $185,186,022
                                                           ------------   ------------
                                                           ------------   ------------

                                                                     SCHEDULE II

                PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
                      ACCUMULATION AND THRIFT TRUST
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             DECEMBER 31, 1994


 QUANTITY/                                                                     CURRENT
 FACE VALUE                                                      COST           VALUE
-----------                                                   ------------   ------------
             COLLECTIVE INVESTMENT FUNDS

             AMERICAN NATIONAL BANK & TRUST CO OF CHICAGO

    404,322  Multiple Bond Index Fund                          $ 9,331,406     $9,228,165
    193,078  Multiple Equity Index Fund                         16,874,012     27,529,100
     35,353  Multiple Short-Term Investment Fund                 3,535,300      3,535,300
                                                              ------------    -----------
                                                                29,740,718     40,292,565
                                                              ------------    -----------
             GUARANTEED INVESTMENT CONTRACTS

             CNA INSURANCE COMPANY

$ 8,534,251  Guaranteed Investment Contract #GA-12534            8,534,251      8,534,251
$19,900,925  Guaranteed Investment Contract #GA-12689           19,900,925     19,900,925

             HARTFORD LIFE INSURANCE COMPANY

$15,023,146  Guaranteed Investment Contract #GA-8938            15,023,146     15,023,146

             PROVIDENT NATIONAL ASSURANCE COMPANY

$ 4,247,604  Guaranteed Investment Contract #027-05042           4,247,604      4,247,604
                                                              ------------    -----------
                                                                47,705,926     47,705,926
                                                              ------------    -----------
             OTHER

$54,966,142  DREYFUS MANAGED ASSETS                             54,640,352     53,058,345
                                                              ------------    -----------
             PARTY-IN-INTEREST

    926,383  PEOPLES ENERGY CORPORATION COMMON STOCK            19,318,917     24,201,753
                                                              ------------    -----------

                   TOTAL ASSETS HELD FOR INVESTMENT           $151,405,913   $165,258,589
                                                              ------------    -----------
                                                              ------------    -----------

                                                                    SCHEDULE III

                         PEOPLES ENERGY CORPORATION
               EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
                    SCHEDULE OF REPORTABLE TRANSACTIONS
                 FOR THE PLAN YEAR ENDED DECEMBER 31, 1995

                                                                          TOTAL                 TOTAL
                                                            TOTAL        DOLLAR     TOTAL       DOLLAR        NET
IDENTITY OF PARTY INVOLVED/                               NUMBER OF     VALUE OF    NUMBER     VALUE OF    GAIN/(LOSS)
 DESCRIPTION OF SECURITY                                  PURCHASES    PURCHASES   OF SALES     SALES      RECOGNIZED
---------------------------                               ---------  ------------  --------  ------------  -----------
ANB INVESTMENT MANAGEMENT COMPANY:
  ANB Multiple Short-Term Investment Fund                    182     $105,621,745      85    $104,228,745   $       -
  ANB Multiple U.S. MarketCap Equity Index Fund                3        1,571,535       -               -           -
  ANB Multiple Bond Index Fund A                              10        2,954,090       7       1,442,254      25,076
  ANB Multiple Growth-Tilt Index Fund                          3        1,704,500       -               -           -
  ANB Multiple Value-Tilt Index Fund                           3          898,991       -               -           -
  ANB Multiple SmallCap Equity Fund                            3        2,311,150       -               -           -
  ANB Multiple InterCap Equity Index Fund                      3        1,047,108       -               -           -
  ANB Multiple S&P 500 Index Fund                              5        1,137,847       7       1,234,090   1,139,656

PROVIDENT NATIONAL ASSURANCE COMPANY
  Group Annuity Contract #027-05042                           12          352,131       -               -           -

HARTFORD LIFE INSURANCE COMPANY
  Group Annuity Contract #GA-8938                              6          706,906       1      15,730,052           -

CNA LIFE INSURANCE COMPANY
  Group Annuity Contract #GA-12534                             6          383,678       1       8,917,929           -
  Group Annuity Contract #GA-12689                            12        1,713,413       -               -           -

DREYFUS MANAGED ASSETS
  U.S. Government Bonds                                       23       52,147,636      36      41,610,310      17,734
  Corporate Debt Securities                                   17       30,735,207      52      28,257,927     112,809

PEOPLES ENERGY CORPORATION STOCK*                             10        2,208,622      36       3,349,484     705,580

                       * Party-In-Interest Transactions

                                                                     SCHEDULE IV

                         PEOPLES ENERGY CORPORATION
               EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
                    SCHEDULE OF REPORTABLE TRANSACTIONS
                 FOR THE PLAN YEAR ENDED DECEMBER 31, 1994

                                                                          TOTAL                 TOTAL
                                                            TOTAL        DOLLAR     TOTAL       DOLLAR        NET
IDENTITY OF PARTY INVOLVED/                               NUMBER OF     VALUE OF    NUMBER     VALUE OF    GAIN/(LOSS)
 DESCRIPTION OF SECURITY                                  PURCHASES    PURCHASES   OF SALES     SALES      RECOGNIZED
---------------------------                               ---------  ------------  --------  ------------  -----------
  AMERICAN NATIONAL BANK AND TRUST COMPANY
   OF CHICAGO:
     Multiple Bond Index Fund                                  2     $    93,537       10    $   785,359    $ (46,224)
     Multiple Equity Index Fund                               10       1,779,722        2        122,852          107
     Multiple Short-Term Investment Fund                     154      41,980,300       60     41,064,600           -

  PROVIDENT NATIONAL ASSURANCE COMPANY
     Group Annuity Contract #027-05042                        12         325,532        -          -               -

  PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
     Group Annuity Contract #GA-86926                          6         832,792        3     19,239,602           -

   HARTFORD LIFE INSURANCE COMPANY
     Group Annuity Contract #GA-8938                          12       1,323,396        -          -               -

  CNA LIFE INSURANCE COMPANY
     Group Annuity Contracts
     #GA-12534 & #GA-12689                                    25       2,299,756        -          -               -

  DREYFUS MANAGED ASSETS                                      22      37,154,083       45     22,132,207     (125,340)

  PEOPLES ENERGY CORPORATION STOCK*                           19       3,399,024       43      2,338,366     (248,484)


                            * Party-In-Interest Transactions

Note:     The net gain (loss) for the Bond Fund, Equity Fund and the PEC
          Stock Fund for 1994 was computed based on revalued cost to comply with reporting requirements of the Department of Labor. However, the net gain (loss) in the 1994 financial statements was computed based on historical cost, as required by generally accepted accounting principles.

                      SUPPLEMENTAL FINANCIAL STATEMENTS

                        PEOPLES ENERGY CORPORATION
                    EMPLOYEE CAPITAL ACCUMULATION PLAN
          STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        DECEMBER 31, 1995 AND 1994

                                                               1995          1994
                                                           -----------    -----------
ASSETS

  NET ASSETS HELD IN THE
     Peoples Energy Corporation Employee
      Capital Accumulation and Thrift Trust,
      at Market Value                                      $88,264,330    $75,291,260
                                                           -----------    -----------

  NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $88,264,330    $75,291,260
                                                           -----------    -----------
                                                           -----------    -----------

  The accompanying notes are an integral part of these financial statements.

                        PEOPLES ENERGY CORPORATION
                    EMPLOYEE CAPITAL ACCUMULATION PLAN
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                       1995           1994
                                   -----------    -----------
ADDITIONS
  Contributions received from:
    Employees                      $ 4,297,780    $ 4,269,696
    Employers                        1,660,520      1,657,847
                                   -----------    -----------
                                     5,958,300      5,927,543
                                   -----------    -----------
Net asset change as a result
  of transferred Employees           1,195,313      1,277,606
                                   -----------    -----------
Income from investments:
  Dividends                          1,427,531      1,281,665
  Interest                           5,302,092      5,407,117
                                   -----------    -----------
                                     6,729,623      6,688,782
                                   -----------    -----------
Net gain on investments:
  Net unrealized appreciation
   (depreciation) in value of
   investments held                 10,849,915     (3,883,355)
  Net gain on disposition of
   investments                       1,317,837        275,457
                                   -----------    -----------

                                    12,167,752     (3,607,898)
                                   -----------    -----------

    Total Additions                 26,050,988     10,286,033
                                   -----------    -----------

DEDUCTIONS

  Payments of Plan benefits and
   Employee withdrawals             13,077,918     10,171,548
                                   -----------    -----------

NET INCREASE IN AVAILABLE ASSETS    12,973,070        114,485
                                   -----------    -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS

     Beginning of Year              75,291,260     75,176,775
                                   -----------    -----------
     End of Year                   $88,264,330    $75,291,260
                                   -----------    -----------
                                   -----------    -----------

  The accompanying notes are an integral part of these financial statements.

       PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN
                      NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995 AND 1994


NOTE 1 - DESCRIPTION OF PLAN

     The Peoples Energy Corporation Employee Capital Accumulation Plan (the Plan) is a defined contribution plan and covers those employees of the subsidiaries of Peoples Energy Corporation who are not covered by a collective bargaining agreement. Subsidiary companies include The Peoples Gas Light and Coke Company and North Shore Gas Company. The effective date of the Plan is January 1, 1977. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was most recently amended on November 29, 1994 to incorporate certain administrative and regulatory changes.

     All employees who have completed one year of service with an employer, as defined in the Plan and who have worked at least 1,000 hours during the year, are eligible to participate in the Plan. Participants may elect to make regular contributions of up to 6% of their regular rate of pay and may designate such amounts as tax deferred contributions, after tax contributions or a combination of both. Prior to October 1, 1995, Participants were able to direct investments of their contributions to any of four investment funds, namely; a Bond Fund, an Equity Fund, a Company Stock Fund and an Interest Income Fund. Effective October 1, 1995, contributions may be invested in any of ten funds, namely; a Money Market Fund, a Short Term Bond Fund, a Bond Fund, a Balanced Fund, an S&P 500 Equity Fund, an S&P 500 Growth Fund, an S&P 500 Value Fund, a Small Cap Equity Fund, a Foreign Equity Fund and a Company Stock Fund. The employer contributes an amount equal to 50% of the employee's regular contributions. The employer matching contributions are invested in the same manner as the employee contributions are invested. Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.

     Participants are fully vested in their own contribution account at all times and become fully vested in the employer's contribution account at the earlier of (a) completion of at least 130 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability. Participants with less than 130 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

              PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN
                           NOTES TO FINANCIAL STATEMENTS
                       YEARS ENDED DECEMBER 31, 1995 AND 1994


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

     BASIS OF ACCOUNTING

          The accounts of the Plan and the related Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust (the Trust) are maintained on the accrual basis of accounting. Reference is made to the separate Statements of Net Assets Held in Trust and accompanying notes for further information on the accounting for Trust investments and Trust income.

          Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan and Trust by the Plan's Trustee, money managers, recordkeeper and independent auditors.

     CONTRIBUTIONS

          Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee's pay.

          The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

          INVESTMENT POLICY AND ALLOCATION OF EARNINGS ON INVESTMENTS

          Contributions received by the Plan are held for safekeeping in and invested by the Trust maintained by the American National Bank and Trust Company of Chicago (the Trustee) as directed by the Plan Administrator. Earnings of the Trust, which also includes the assets of the Peoples Energy Corporation Employee Thrift Plan, are allocated each month between the Plans by the Plan Administrator or, effective October 1, 1995, by Howard Johnson and Company, the recordkeeper, on the basis of the market value of the assets owned by each Plan at the end of the prior month.

     DISTRIBUTIONS

          Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his account and the vested portion of the employer contribution account within 90 days after termination unless the employee elects to defer the distribution under the terms of the Plan. Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

         PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN
                       NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

     FORFEITURE OF EMPLOYER CONTRIBUTION

          Upon a participant's termination of service before age 55 for a reason other than retirement, death or total disability, a portion of the employer contribution account credited to a participant will be distributed in an amount equal to their vested percentage, based on the participation periods completed. The balance of the account will be forfeited and applied against future employer contributions. If the participant is re-employed before incurring 5 consecutive one-year breaks in service, and elects to again become an active participant, the amount of the forfeiture shall be recredited to the employer contribution account, provided that within 5 years of reemployment the participant restores to his regular contribution account and to the employer contribution account the amount of the distribution received as a result of the prior termination of service.

NOTE 3 - TERMINATION OF PLAN

          The Plan may be terminated at any time by the Company. In event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever. Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.

NOTE 4 - TAX STATUS

          The Plan received a favorable determination letter from the Internal Revenue Service dated January 8, 1996 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed.

                         PEOPLES ENERGY CORPORATION
                           EMPLOYEE THRIFT PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         DECEMBER 31, 1995 and 1994

                                                            1995           1994
                                                        -----------     -----------
ASSETS

  NET ASSETS HELD IN THE
     Peoples Energy Corporation Employee
      Capital Accumulation and Thrift Trust,
      at Market Value                                   $41,976,685     $38,196,257
                                                        -----------     -----------

  NET ASSETS AVAILABLE FOR PLAN BENEFITS                $41,976,685     $38,196,257
                                                        -----------     -----------
                                                        -----------     -----------

The accompanying notes are an integral part of these financial statements.

                          PEOPLES ENERGY CORPORATION
                            EMPLOYEE THRIFT PLAN
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                            1995           1994
                                                        -----------     -----------
ADDITIONS

  Contributions received from:
     Employees                                          $ 2,736,746     $ 2,719,295
     Employers                                            1,169,993       1,166,834
                                                        -----------     -----------
                                                          3,906,739       3,886,129
                                                        -----------     -----------
Net asset change as a result
  of transferred employees                               (1,195,313)     (1,277,606)
                                                        -----------     -----------

Income from investments:
  Dividends                                               1,112,737       1,080,714
  Interest                                                2,401,878       2,513,857
                                                        -----------     -----------
                                                          3,514,615       3,594,571
                                                        -----------     -----------
Net gain on investments:

     Net unrealized appreciation (depreciation)
      in value of investments held                        5,469,501      (3,810,356)
     Net gain on disposition of investments                 686,774         317,413
                                                        -----------     -----------
                                                          6,156,275      (3,492,943)
                                                        -----------     -----------

       Total Additions                                   12,382,316       2,710,151
                                                        -----------     -----------

DEDUCTIONS

  Payments of Plan benefits and
     employee withdrawals                                 8,601,888       7,447,177
                                                        -----------     -----------

NET INCREASE (DECREASE) IN AVAILABLE ASSETS               3,780,428      (4,737,026)
                                                        -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
     Beginning of Year                                   38,196,257      42,933,283
                                                        -----------     -----------

     End of Year                                        $41,976,685     $38,196,257
                                                        -----------     -----------
                                                        -----------     -----------

  The accompanying notes are an integral part of these financial statements.

                PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994


NOTE 1 - DESCRIPTION OF PLAN

     The Peoples Energy Corporation Employee Thrift Plan (the Plan) is a defined contribution plan and includes those employees of the subsidiaries of Peoples Energy Corporation who are covered by a collective bargaining agreement which makes the Plan applicable to such employees. Subsidiary companies include The Peoples Gas Light and Coke Company and North Shore Gas Company. The effective date of the Plan is January 1, 1977. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was most recently amended on November 29, 1994 to incorporate certain administrative and regulatory changes.

     All employees who have completed one year of service with an employer, as defined in the Plan and who have worked at least 1,000 hours during the year, are eligible to participate in the Plan. Participants may elect to make regular contributions of up to 6% of their regular rate of pay and may designate such amounts as tax deferred contributions, after tax contributions or a combination of both. Prior to October 1, 1995, Participants were able to direct investments of their contributions to any of four investment funds, namely; a Bond Fund, an Equity Fund, a Company Stock Fund and an Interest Income Fund. Effective October 1, 1995, contributions may be invested in any of ten funds, namely; a Money Market Fund, a Short Term Bond Fund, a Bond Fund, a Balanced Fund, an S&P 500 Equity Fund, an S&P 500 Growth Fund, an S&P 500 Value Fund, a Small Cap Equity Fund, a Foreign Equity Fund and a Company Stock Fund. The employer contributes an amount equal to 50% of the employee's regular contributions. The employer matching contributions are invested in the same manner as the employee contributions are invested. Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.

     Participants are fully vested in their own contribution account at all times and generally become vested in the employer's contribution account at the earlier of (a) completion of at least 130 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability. Participants with less than 130 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

                PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1995 AND 1994

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

     BASIS OF ACCOUNTING

          The accounts of the Plan and the related Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust (the Trust) are maintained on the accrual basis of accounting. Reference is made to the separate Statements of Net Assets Held in Trust and accompanying notes for further information on the accounting for Trust investments and Trust income.

          Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan and Trust by the Plan's Trustee, money managers, recordkeeper and independent auditors.

     CONTRIBUTIONS

          Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee's pay.

          The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

     INVESTMENT POLICY AND ALLOCATION OF EARNINGS ON INVESTMENTS

          Contributions received by the Plan are held for safekeeping in and invested by the Trust maintained by the American National Bank and Trust Company of Chicago (the Trustee) as directed by the Plan Administrator. Earnings of the Trust, which also includes the assets of the Peoples Energy Corporation Employee Capital Accumulation Plan, are allocated each month between the Plans by the Plan Administrator or, effective October 1, 1995, by Howard Johnson and Company, the recordkeeper, on the basis of the market value of the assets owned by each Plan at the end of the prior month.

     DISTRIBUTIONS

          Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his account and the vested portion of the employer contribution account within 90 days after termination unless the employee elects to defer the distribution under the terms of the Plan. Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

                PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

     FORFEITURE OF EMPLOYER CONTRIBUTION

     Upon a participant's termination of service before age 55 for a reason other than retirement, death or total disability, a portion of the employer contribution account credited to a participant will be distributed in an amount equal to their vested percentage, based on the participation periods completed.
      The balance of the account will be forfeited and applied against future employer contributions. If the participant is re-employed before incurring 5 consecutive one-year breaks in service, and elects to again become an active participant, the amount of the forfeiture shall be recredited to the employer contribution account, provided that within 5 years of reemployment the participant restores to his regular contribution account and to the employer contribution account the amount of the distribution received as a result of the prior termination of service.

NOTE 3 - TERMINATION OF PLAN

     The Plan may be terminated at any time by the Company. In event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever. Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.

NOTE 4 - TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service dated December 18, 1985 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed. While the Plan has been amended several times since then, most recently November 29, 1994, the Company believes that the Plan, as currently designed and operated, continues to qualify for exemption from income taxes.

     An application for a determination letter was filed with the Internal Revenue Service on December 30, 1994. Receipt of a favorable determination letter is pending.

                                  SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, Peoples Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Peoples Energy Corporation
                                       Employe Capital Accumulation Plan
                                       and Peoples Energy Corporation
                                       Employe Thrift Plan
                                       -------------------------------------
                                            (Name of Plan)



                                              /s/ Emmet P. Cassidy
Date: March 29, 1996                   By  -------------------------------
                                                  Emmet P. Cassidy
                                              Secretary and Treasurer
                                            Peoples Energy Corporation

                                 EXHIBIT INDEX

     The exhibit listed below is filed herewith and made a part hereof.

Exhibit
Number
--------
   1          Consent of Odell Hicks & Company